

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail

Mr. Luca Maestri
Executive Vice President and Chief Financial Officer
Xerox Corporation
P.O. Box 4505, 45 Glover Avenue
Norwalk, CT 06856-4505

      Re: Xerox Corporation
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 23, 2012
              File No. 001-04471

Dear Mr. Maestri:

      We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Condensed Consolidated Financial Statements

Note 14 – Employee Benefit Plans, page 71

1.   We note that you sponsor both domestic and international pension plans. Please tell us what consideration you have given to providing disaggregated disclosures for your domestic and international plans. In this regard, we note that based on the disclosures on page 77 it would appear that the international benefit obligations were significant. See FASB ASC 715-20-50-4.

2.   Please tell us the method used to recognize actuarial gains and losses. See FASB ASC 715-30-35-24 and 25. Also, in future filings please include disclosure describing how actuarial gains and losses are amortized.

3.   We note the tables on pages 75 and 76 which indicate that your defined benefit plans assets include assets based on significant unobservable inputs (Level 3). Please tell us your consideration of providing information about the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques and inputs, if any, during the period. Refer to FASB ASC 715-20-50-1(d)(5)(iv)(03).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief